UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-124917

333-124917-30

Valor Telecommunications Enterprises, LLC

Valor Telecommunications Enterprises Finance Corp.

(See Table of Guarantor Registrants)

(Exact name of registrant as specified in its charter)

4001 Rodney Parham Road

Little Rock, Arkansas 72212

(501) 748-7000

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

7 3/4% Senior Notes due 2015 (and Guarantees with Respect Thereto)

(Title of each class of securities covered by this Form)

Windstream Corporation:

Common Stock, par value $0.0001

All Guarantors (other than SCE Sharing Partnership, L.P. and

Harper Telephone, L.P.):

Windstream Corporation 8.625% Senior Notes due 2016 and

8.625% Senior Notes due 2016

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record of 7 3/4% Senior Notes due 2015 (and guarantees with respect thereto) as of the certification or notice date: 33

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned registrants have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 1, 2007

Valor Telecommunications Enterprises Finance Corp.
Valor Telecommunications Enterprises, LLC
Valor Telecommunications Enterprises II, LLC
Valor Telecommunications Investments, LLC
Valor Telecommunications, LLC
Valor Telecommunications Southwest, LLC
Valor Telecommunications Southwest II, LLC
Kerrville Cellular Holdings, LLC
Kerrville Cellular Management, LLC
Kerrville Communications Corporation
Kerrville Communications Enterprises, LLC
Kerrville Communications Management, LLC
Kerrville Mobile Holdings, Inc.
Western Access Services, LLC
Western Access Services Of Arizona, LLC
Western Access Services Of Arkansas, LLC
Western Access Services Of Colorado, LLC
Western Access Services Of New Mexico, LLC
Western Access Services Of Oklahoma, LLC
Windstream Corporation
DCS Holding Co.
ECS Holding Co.
KCS Holding Co.

By:	/s/ JOHN P. FLETCHER
Name:	John P. Fletcher
Title:	Executive Vice President and General Counsel

Southwest Enhanced Network Services, LP
Valor Telecommunications Corporate Group, LP
Valor Telecommunications Equipment, LP
Windstream Southwest Long Distance, LP
Valor Telecommunications of Texas, L.P.
Valor Telecommunications Services, LP

By:	Valor Telecommunications Enterprises, LLC
Its:	General Partner

By:	/s/ JOHN P. FLETCHER
Name:	John P. Fletcher
Title:	Executive Vice President and General Counsel

Windstream Kerrville Long Distance, LP
Kerrville Cellular, L.P.
Windstream Communications Kerrville, LP
Windstream Communications TelCom, L.P.

By:	Kerrville Communications Management, LLC
Its:	General Partner

By:	/s/ JOHN P. FLETCHER
Name:	John P. Fletcher
Title:	Executive Vice President and General Counsel

Kerrville Wireless Holdings Limited Partnership

By:	Kerrville Cellular Management, LLC
Its:	General Partner

By:	/s/ JOHN P. FLETCHER
Name:	John P. Fletcher
Title:	Executive Vice President and General Counsel

Western Access Services of Texas, L.P.

By:	Western Access Services, LLC
Its:	General Partner

By:	/s/ JOHN P. FLETCHER
Name:	John P. Fletcher
Title:	Executive Vice President and General Counsel

Harper Telephone, L.P.
SCD Sharing Partnership, L.P.
SCE Sharing Partnership, L.P.

By:	Windstream Corporation
Its:	General Partner

By:	/s/ JOHN P. FLETCHER
Name:	John P. Fletcher
Title:	Executive Vice President and General Counsel

TABLE OF GUARANTORS

Name	Commission File Number
Windstream Kerrville Long Distance, L.P. f/k/a Advanced Tel-Com Systems, L.P.	333-124917-01
KCS Holding Co.	333-124917-02
ECS Holding Co.	333-124917-03
Valor Telecommunications Southwest, LLC	333-124917-04
Harper Telephone L.P.	333-124917-05
SCE Sharing Partnership, L.P.	333-124917-06
SCD Sharing Partnership, L.P.	333-124917-07
DCS Holding Co.	333-124917-08
Kerrville Wireless Holdings Limited Partnership	333-124917-09
Kerrville Mobile Holdings, Inc.	333-124917-10
Kerrville Cellular Holdings, LLC	333-124917-11
Kerrville Cellular Management, LLC	333-124917-12
Windstream Communications Telecom, L.P. f/k/a KCC TelCom, L.P.	333-124917-13
Kerrville Cellular, L.P.	333-124917-14
Windstream Communications Kerrville, L.P. f/k/a Kerrville Telephone L.P.	333-124917-15
Kerrville Communications Management, LLC	333-124917-16
Kerrville Communications Corporation	333-124917-17
Valor Telecommunications Enterprises II, LLC	333-124917-18
Valor Telecommunications Southwest II, LLC	333-124917-19
Valor Telecommunications Corporate Group, LP	333-124917-20
Western Access Services Of Texas, L.P.	333-124917-21
Western Access Services Of Oklahoma, LLC	333-124917-22
Western Access Services Of New Mexico, LLC	333-124917-23
Western Access Services Of Colorado, LLC	333-124917-24
Western Access Services Of Arkansas, LLC	333-124917-25
Western Access Services Of Arizona, LLC	333-124917-26
Western Access Services, LLC	333-124917-27
Southwest Enhanced Network Services, LP	333-124917-28
Windstream Southwest Long Distance, L.P. f/k/a Valor Telecommunications LD, LP	333-124917-29
Windstream Corporation	333-124917-31
Valor Telecommunications Investments, LLC	333-124917-32
Valor Telecommunications Services, LP	333-124917-33
Valor Telecommunications Equipment, LP	333-124917-34
Valor Telecommunications of Texas., LP d/b/a Windstream Communications Southwest	333-124917-35

Valor Telecommunications, LLC	333-124917-36
Kerrville Communications Enterprises, LLC	333-124917-37